Sub-item 77(I)
LEGG MASON PARTNERS EQUITY TRUST
TO THE PROSPECTUS OF
PERMAL ALTERNATIVE SELECT FUND
DATED FEBRUARY 7, 2014

Effective June 9, 2014, filed pursuant to Rule 497, June 9,
2014, Accession Number 0001193125-14-23047, the Board of
Trustees has approved the engagement of Atlantic Investment
Management, Inc. ("Atlantic") as a subadviser to manage to the equity hedge strategy of the fund.

Atlantic will become a subadviser to the fund effective
June 9, 2014. The information below supplements the fund's
Prospectus as of that date.

The section of the Prospectus titled "Principal investment strategies" is supplemented with the following text:
Investment strategy: Equity Hedge and Subadviser:
Atlantic Investment Management, Inc.
Effective June 9, 2014, the sections of the Prospectus titled "Principal risks" and "More on the fund's investment strategies, investments and risks - More on risks of investing in the fund" are supplemented with the following text:

Long/short strategy risk. While the portfolio managers may invest in long positions and short positions, there is the risk that the investments will not perform as expected and losses on one type of position could more than offset gains on the other, or the fund could lose money on both positions, if the portfolio managers judge the market incorrectly.

Effective June 9, 2014, the section of the Prospectus titled "Management - Subadvisers" is replaced with the following text:
Subadvisers: Apex Capital, LLC, Atlantic Investment Management,
Inc., BH-DG Systematic Trading LLP (part of a joint venture arrangement between David Gorton and Brevan Howard
Investment Holdings Limited) (trading advisor), River Canyon
Fund Management LLC (a wholly-owned subsidiary of Canyon
Capital Advisors LLC), and TT International.

The section of the Prospectus titled "More on the fund's investment strategies, investments and risks" is supplemented with the following text:
Atlantic (Equity Hedge - Global Long/Short Equity): The subadviser's developed equity long/short strategy seeks to achieve capital appreciation through both long and short positions of primarily U.S. companies. The strategy focuses on: (i) long investments in undervalued companies, which are temporarily out-of-favor and candidates for an earnings turnaround, restructuring or takeover; and

(ii) actively managing its net market exposure by shorting securities, including ETFs. The subadviser focuses its long-side research on approximately 1,000 high-quality industrial, consumer and business service franchises with market capitalizations between $1 billion and $30 billion. In selecting long investments, the subadviser emphasizes predictability of cash flows and adherence to a strict buy/sell discipline. The subadviser will normally sell a stock when it reaches a target price or when other investments offer better opportunities.

Effective June 9, 2014, the sections of the Prospectus titled "More on the fund management - Subadvisers" is supplemented with the following text: Atlantic Investment Management, Inc. ("Atlantic"), 666 Fifth Avenue, 34th Floor, New York, NY 10103, serves as subadviser to the fund. Atlantic is a Delaware corporation. Atlantic is a value-oriented equity firm that was established in 1988 and has been as registered as an investment adviser with the SEC since 2006. Atlantic manages regional long/short and long-only funds. Total assets managed by Atlantic were approximately $2.1 billion as of April 30, 2014.